Exhibit 99.3

 Discussion Materials    September 25, 2018  AEGEAN MARINE PETROLEUM NETWORK INC.

 The company, in consultation with its advisors, has prepared this document solely for informational purposes. You should not definitively rely upon it or use it to form the definitive basis for any decision, contract, commitment or action whatsoever, with respect to any proposed transaction or otherwise. You and your directors, officers, employees, agents and affiliates must hold this document and any oral information provided in connection with this document in strict confidence in accordance with the terms of the applicable non-disclosure agreement (“NDA”) between (1) Aegean Marine Petroleum Network Inc. and you dated 9/25/2018, (2) Aegean Marine Petroleum Network Inc. and PJT Partners LP dated June 24, 2018, and (3) Aegean Marine Petroleum Network Inc. and Akin Gump Strauss Hauer & Feld LLP dated June 24, 2018 and may not communicate, reproduce, distribute or disclose it to any other person, or refer to it publicly, in whole or in part at any time except in accordance with an applicable NDA. If you are not the intended recipient of this document, please delete and destroy all copies immediately. This document is protected by rule 408 of the Federal Rules of Evidence and any other applicable statutes or doctrines protecting the use of disclosure of confidential settlement discussions.The information contained herein includes certain statements, estimates and projections with respect to our anticipated future performance and anticipated industry trends. Such statements, estimates and projections reflect various assumptions concerning anticipated results and industry trends, which assumptions may or may not prove to be correct. Actual results and trends may vary materially and adversely from the projections contained herein. We have prepared this document and the analyses contained in it based, in part, on certain assumptions and information obtained by us from the recipient, its directors, officers, employees, agents, affiliates and/or from other sources. Our use of such assumptions and information does not imply that we have independently verified or necessarily agree with any of such assumptions or information, and we have assumed and relied upon the accuracy and completeness of such assumptions and information for purposes of this document. Neither we nor any of our affiliates, or our or their respective officers, employees or agents, make any representation or warranty, express or implied, in relation to the accuracy or completeness of the information contained in this document or any oral information provided in connection herewith, or any data it generates and accept no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) in relation to any of such information. We and our affiliates and our and their respective officers, employees and agents expressly disclaim any and all liability which may be based on this document and any errors therein or omissions therefrom. Neither we nor any of our affiliates, or our or their respective officers, employees or agents, make any representation or warranty, express or implied, that any transaction has been or may be effected on the terms or in the manner stated in this document, or as to the achievement or reasonableness of future projections, management targets, estimates, prospects or returns, if any. Any views or terms contained herein are preliminary only, and are based on financial, economic, market and other conditions prevailing as of the date of this document or as at the date stated in respect of that information and are therefore subject to change. We undertake no obligation or responsibility to update any of the information contained in this document. Past performance does not guarantee or predict future performance.This document and the information contained herein do not constitute an offer to sell or the solicitation of an offer to buy any security, commodity or instrument or related derivative, nor do they constitute an offer or commitment to lend, syndicate or arrange a financing, underwrite or purchase or act as an agent or advisor or in any other capacity with respect to any transaction, or commit capital, or to participate in any trading strategies, and do not constitute legal, regulatory, accounting or tax advice to the recipient. We recommend that the recipient seek independent third party legal, regulatory, accounting and tax advice regarding the contents of this document. This document does not constitute and should not be considered as any form of financial opinion or recommendation by us or any of our affiliates. This document is not a research report and was not prepared by the research department of Aegean Marine Petroleum Network Inc. or any of its affiliates.Neither you nor your directors, officers, employees, agents and affiliates may use the information contained in this document in any manner whatsoever, in whole or in part, other than in connection with evaluating the proposal contained herein. This document may contain material non-public information concerning Aegean Marine Petroleum Network Inc. and/or its affiliates and/or Aegean Marine Petroleum Network Inc.’s and/or its affiliates’ securities. You and your directors, officers, employees, agents and affiliates must only use such information in accordance with your compliance policies and procedures, contractual obligations and applicable laws and regulations. Some or all of the information contained herein is or may be price sensitive information and the use of such information may be regulated or prohibited by applicable legislation relating to insider dealing. You and your directors, officers, employees, agents and affiliates must not use any such information for any unlawful purpose.  Disclaimer  1

 Agenda  Introduction  3  Company Overview  4  Current Situation  8  Year-to-date Cash Burn and Steady State  10  Liquidity Need  11  Financial Overview  12  Borrowing Base Update  17  Fleet Overview  18  Appendix  19      2

 Aegean Marine Petroleum Network Inc. (the “Company” or “Aegean” or “ANW”) has been operating at severely limited capacity since March 2018, when revolving credit facility lenders reduced available credit to fund operations following concerns regarding (i) the proposed H.E.C. transaction, (ii) the Company’s $200mm receivables issue, (iii) and a breach of a financial covenant under the facilityThe Company’s problems were further aggravated due to a missed 20-F filing and subsequent tightening of vendor terms and significantly curtailed ability of vendors to obtain credit insurance on Aegean receivablesOn August 18th, the Global and U.S. trade facilities were assumed by Mercuria and $30 million of incremental liquidity was made available to replenish inventories and fund operating needs. The Company still requires additional liquidity and time to recoverDue to Aegean’s recent operating constraints and lack of liquidity, the Company is considering alternatives regarding the upcoming maturity of the 2018 Convertible Notes  Introduction  3

Aegean Marine Petroleum: Marine Fuel Logistics

A leading independent physical supplier of marine bunker fuels and lubricants worldwide

Company Overview

- Aegean Marine Petroleum Network Inc. is an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to vessels in port, at sea and on rivers
- The Company provides customers with comprehensive solutions across its four key business segments, including Fuel Supply, Bunker Trading, Lubricants, and Fleet Management
- Global reach spans more than 30 markets, covering more than 50 ports worldwide
- Owns 41 bunkering vessels, comprising the largest private fleet of bunkering tankers
- Founded in 1995 and is headquartered in Athens, Greece

Summary Historical Performance[1,2]



($ in mm)
Revenue
EBITDA
'15 – LTM CAGR
12.6%
$4,232
$4,076
$5,674
$5,529
$111
$126
$53
$29
2015
2016
2017
LTM Q1-18

Key Business Segments

Fuel Supply	• Purchases marine fuel from refineries, major oil producers and other sources and resells and delivers such fuel, using bunkering vessels • Customers include a diverse group of ocean-going and coastal ship operators, marine fuel traders, brokers and other end- users of marine fuel
Bunker Trading	• Operates alongside the physical supply network, providing customers with a comprehensive worldwide solution to their bunkering needs
Lubricants	• Developed and introduced into the market its own brand, ALFA marine lubricants, in 2008 **(Exited in August 2018)**
Fleet Management	• Operates one of the world's largest and youngest fleets of high specification bunkering tankers of diverse sizes and types, ranging from inland waterway barges to ocean-going offshore bunkering tankers

1. Revenue is not pro forma for OBAST Bunkering and Trading GmbH acquisition announced 1/5/17; OBAST contributed revenue of ~$211 million in 2017; 2017 and LTM financials are unaudited
2. 2017 and LTM results are unaudited. Historical performance is subject to potential restatement following results of on-going internal investigation.

AEGEAN MARINE PETROLEUM NETWORK INC. 4

                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                             Asset Overview by Geography; Strategic Global Network of Ports,Terminals, and Sales Teams  StationTerminalOverhead/Offices Planned closure  Aegean’s global reach enables the Company to meet customers’ strict fuel quality and delivery scheduling needs for mission-critical operations                                                                      5

Large Fleet Supported by a Global Network of Supply Hubs

Asset base includes fleet of bunkering vessels alongside land-based storage facilities, enabling efficiency and high-quality service that the Company's customers have relied on for decades

KEY ASSETS

VESSELS

- **Fleet of 41 owned tankers, all constructed with double hulls except for a single hull special purpose vessel**
  - Centrally managed from Piraeus, Greece
- **Aegean's fleet of bunkering tankers provides state-of-the-art physical delivery capabilities worldwide**
  - The bunkering fleet consist of 37 oceangoing product tankers and 2 non self-propelled tank barges
  - This provides Aegean with an on demand ability to deploy the vessels in any location where market conditions are favorable
  - The bunkering fleet has the capacity to carry and supply different grades of bunkers for the Network but at the same time can be selectively chartered out to third parties
- **Aegean utilizes two floating storage facilities with a cargo capacity of approximately 125,000 MT dwt in areas where land terminals are generally not available**

Andros


ANDROS

Lefkas



TERMINALS

- **Aegean utilizes land-based storage facilities in the U.S., Morocco, Canary Islands, Germany, and the United Arab Emirates**

Fujairah (owned):

- 465,000 cu. of storage
- Designed to store Class I, Class II, and Class III products from naphtha/gasoline to fuel oil
- Features 15 storage tanks and direct pipeline access to the Port of Fujairah's common jetty manifold system

Tanger Med (leased):

- Operates bunkering terminal composed of 7 tanks
- 218,000 cu. of storage
- Three oil jetties to load and unload cargoes and bunker barges
- Able to store products for the bunkering activity in the strait of Gibraltar and supply the inland market

Las Palmas (owned):

- 63,000 cu. of owned storage consisting of 7 tanks
- 47,600 m^3 HSFO and 15,090 m^3 MGO
- On-site blending facilities

Jamaica (owned)

- 25 acres in Harbour Head, Kingston
- Previously developed as a fuel terminal for petroleum products by Texaco
- Local licenses in-place permitting the loading and unloading of petroleum products

Aegean conducts physical supply operations in multiple jurisdictions utilizing the worlds largest double-hull bunkering fleet

AEGEAN MARINE PETROLEUM NETWORK INC.

6

Corporate Timeline

6/1/2017
- President E. Nikolas Tavlarios steps down and an interim leadership team is formed by Company's senior management

6/16/2017
- Announced Yiannis Papanicolaou as interim Chairman of the Board, effective immediately, succeeding Peter Georgiopoulos. Mr. Georgiopoulos and John Tavlarios have stepped down from the Board, effective immediately
- The Company also announced that the Board has appointed Jean Jose ("JJ") Metey as interim President of Aegean, effective immediately

7/20/2017
Announced Jonathan McIlroy as president and Jean Jose Metey as VP and head of corporate development

4/17/2018
Announced Pavlos Papageorgiou appointment as CFO

5/2/2018
Tyler Baron, Raymond Bartoszek, and Donald Moore are appointed as independent directors as part of a settlement with RBM Holdings LLC, in exchange for dismissal of shareholder litigation

5/22/2018
Announces appointment of Donald Moore as Chairman of the Board and comprehensive strategic and operational review; Audit Committee was re-composed of 3 new board members

8/9/2018
Announced leadership appointments:
Kostas Polydakis as COO
John Mystakidis as interim CFO
Sal Drago as Director of Supply and Trading

2017: Jan Feb Mar Apr May June July Aug Sep Oct Nov Dec
2018: Jan Feb Mar Apr May June July Aug Sep

10/31/2017
Announced intention to exit Singapore market as a physical supplier

12/20/2017
The Committee for Aegean Accountability was formed by Shah Capital LLC, Towle & Co, and RBM LLC, representing more than 12% ownership

2/22/2018
Announced the Company entered into a definitive agreement to acquire H.E.C. for $367 million (including $200 million of accounts receivable) from Dimitris Melisanidis, members of his family, and members of the Agiostratitis family

3/7/2018
Company reports Q4 2017 results including a net loss of $28.6 million and negative $8.8 million EBITDA

3/27/2018
Announced termination of H.E.C acquisition previously announced on 2/22/18

4/30/2018
Files NT 20-F for 2017 and discloses the audited 2017 results will be delayed

6/4/2018
$200 million receivables anticipated write-down announced

7/5/2018
MOU with Mercuria Energy Group announced

8/13/2018
Reports special interest election on Convertible Notes

8/21/2018
Announced the Company and Mercuria executed letter agreement whereby Mercuria is sole trade facility lender and provides $30 million liquidity for 30% equity

Management changes

Corporate events

AEGEAN MARINE PETROLEUM NETWORK INC. 7

Current Situation

- On February 20, 2018, Aegean announced an agreement to acquire H.E.C. Europe Limited ("H.E.C.") from Dimitris Melisanidis, members of his family, and members of the Agiostratitis family
  - Lenders cap the availability of the borrowing base credit facilities in the midst of rising oil prices which pressures volumes
- On June 4, 2018, the Company reported that approximately $200 million of trade receivables owed to the Company as of December 31, 2017 that were to anticipated be written off as they may have been "in full or in part, without economic substance and improperly accounted for" which further tightened trade credit and availability under the borrowing base facilities
- On July 5, 2018, the Company entered into an MoU with Mercuria Energy Group for a $1 billion trade finance facility to replace the current lender group and provide incremental liquidity
- On August 16, 2018, the Company and Mercuria announced (i) the closing of Mercuria's takeout of Senior Secured trade facilities totaling $1 billion, (ii) the provision of $30 million of incremental liquidity, (iii) the issuance of a 30% equity stake to Mercuria, and (iv) the appointment of David Gallagher (Mercuria) to Board of Directors
  - The Company is still reliant on waivers from its lenders due its failure to file audited financial statements for 2017
    - Lenders include Mercuria, HSH/ABBV (fleet lenders), and the UAB consortium (Fujairah terminal)
- Aegean is considering alternatives given depressed cash flow and limited available liquidity to address the upcoming 2018 Convertible Notes maturity
- The investigation related to the trade receivables is ongoing and is expected to be finalized in the near term

AEGEAN MARINE PETROLEUM NETWORK INC. 8

Current Situation (Cont'd)

Recent revolving credit facility lender dynamics reflect the necessity for the Company to address its overall capital structure to maximize going-concern enterprise value



Borrowing base/liquidity constraints
Inability to fund inventory purchases
Insufficient inventory on hand
Unable to timely service the customers , leading to decreasing orders
Lower volume, lower profitability, lower cash generation
With an adequate liquidity injection to replenish inventories and fund the working capital cycle, the Company may return to generating positive cash flows over an extended runway
Rising oil prices decreases possible purchase volume using trade facility
The Company failed to timely file its 2017 financial statements and on June 4th, disclosure of a likely impairment of ~$200mm in non-borrowing base accounts receivable
Lenders reduce the trade facility cap as part of waiver negotiations
Suppliers move from open credit to LCs or prepayment
Increased Opex includes $25+mm of professional fees incurred during this distressed process

A collaborative approach among the Company and its stakeholders may capture meaningful upside by supporting the business as it recovers from its recent near-standstill in operational capacity

AEGEAN MARINE PETROLEUM NETWORK INC. 9

Year-to-Date Cash Burn and Need to Return to Steady State

Drivers of liquidity

- With rising oil prices limiting the quantity of supplies the Company could purchase and ever increasing restrictions imposed by the lenders on borrowing base availability, the Company faced significant challenges through much of this year until the consummation of the Mercuria transaction
  - The cash generated from the liquidation of the borrowing base was used to fund unabsorbed fixed costs and a significant professional fees burden required as part of the financial remediation efforts and as conditions of credit facility waivers
    - This negative operating leverage feedback loop became increasingly pernicious as volumes fell further
- The "equity" in the borrowing base (i.e. gross working capital accounts less borrowings drawn) declined throughout the year as the borrowing base was partially liquidated. This reduction in equity, adjusted for principal amortizations and cash proceeds from four inland barge sales, represents negative operational FCF generation
- Over the past 5 weeks, working capital accounts including "sleeved inventory" have expanded by roughly 15%
  - As part of the agreement with Mercuria, liquidity has been enhanced by Mercuria holding inventory which Aegean sells to customers ("sleeved inventory")
- Volumes have generally mirrored the borrowing base progression, with a trough in July and September month-to-date/projected volumes having roughly returned to June levels

Adjusted Implied Equity[1]



($ in millions)
160
140
120
100
80
60
40
BBR limited to $444m
BBR cap at $300m
Avg. of $113.6
Avg. of $87.3
Avg. of $51.1
$63.8m of cash erosion from Dec '17 up to Mercuria deal
Mercuria Transaction
Dec '17
Jan '18
Feb '18
Mar '18
Apr '18
May '18
Jun '18
Jul '18
Aug '18

- Cash erosion significantly accelerated after the banks reduced the cap on the borrowing base
- Recent upswing is the first sign of reversal following the Mercuria transaction
  - Much of the improvement is due to increasing receivables made possible through bunker sales of sleeved product

1. Borrowing base gross equity amount adjusted for asset sale proceeds and debt amortization

AEGEAN MARINE PETROLEUM NETWORK INC.
10

   The Mercuria transaction and incremental liquidity has started to reverse the decline and negative feedback loop, but the Company is still consuming capital and will continue to do so as it recoversBeyond the cost reduction measures currently in process at the Company there is still a need for incremental liquidity to rebuild the borrowing base to levels that accommodate the projected demand  Liquidity Need  11

Stabilizing The Business – Key Assumptions

- Following the events of this year, the Company has begun to stabilize the business with the assistance of incremental liquidity via the Mercuria transaction
  - In recent weeks, gross working capital accounts (including sleeved inventory) have increased by approximately 15% and September sales volumes have recovered to levels last realized in June
- The Company has developed a bottom-up "stabilized" financial model
  - While the following pages include historical information, these figures are unaudited and should not be relied upon
- Baseline stabilized operating expenses were derived by annualizing Q1-18 trial balance operating expenses by location, adjusted for non-recurring items and realized / in-process cost reductions
  - In addition, the Company conducted internal audits with station managers and accounting staff to develop granular station-level opex budgets. This analysis was compared with the adjusted trial balance data and variances were found to be insignificant, confirming the reasonableness of the baseline operating expenses
- Bunkering net revenues are based on gross spread per MT and volume assumptions by station, with storage and fleet revenues based on lease rates per cubic meter and charter rates by vessel respectively
- Substantial cost reductions have been implemented / are in-process
  - Exit of Fujairah and Piraeus bunkering operations
  - Closure of 4 sales offices (in-process)
  - Storage cost savings in US
  - Corporate overhead reductions
  - Reconfiguration of Gibraltar and ARA fleets
- With renewed availability under the borrowing base facilities and incremental liquidity provided by Mercuria, the Company anticipates returning to substantially higher run-rate volumes than achieved in recent months, leveraging fixed costs and improving cash flow generation

AEGEAN MARINE PETROLEUM NETWORK INC. 12

Stabilized Business Plan Overview – Bunkering

FINANCIAL OVERVIEW

($ in mm)	**Stabilized**
Gross Profit	$210.2
EBITDA	**63.4**
EBITDA Margin % of GP	*30.2%*
Gross spread per MT	*$18.3*

COMMENTARY

- Stabilized annual sales volumes are approximately 11.3 million MTs
  - This figure is based on Q1-18 annualized volumes of 12.1 million MTs adjusted for seasonality and other station specific factors
- Assumed volumes and gross spread per MT by station drive gross profit
- The Company's stabilized gross spread per ton of $18.3 is the weighted average across the station footprint based on Q1-18 and 2017 realized figures
- Station level operating expenses are derived by annualizing Q1-18 figures and adjusting for non-recurring items and realized / in-process cost reductions
  - Corroborated by internal audit of stations

Note: Historical performance is unaudited and subject to change upon results from ongoing internal investigation

AEGEAN MARINE PETROLEUM NETWORK INC.

13

 Stabilized Business Plan Overview – Storage   14    FINANCIAL OVERVIEW    COMMENTARY  The Company’s storage revenues are derived from leasing / sub-leasing capacity totaling ~665k cubic meters at the Fujairah and Gibraltar facilities at prevailing rates per cubic meter Utilization assumptions are based on current and near-term expectations of capacity utilizationDirect terminal operating expenses were deducted to calculate EBITDA  Note: Historical performance is unaudited and subject to change upon results from ongoing internal investigation

Stabilized Business Plan Overview – Chartered Out Fleet

FINANCIAL OVERVIEW

($ in mm)	**Stabilized**
Revenue	$29.6
EBITDA	**$13.4**
EBITDA Margin	*45.2%*

COMMENTARY

- Fleet revenue reflects revenues earned by the Company for chartering out its fleet to third parties
- The Company currently charters out 14 vessels with an average daily rate of ~$5.8k
- Revenues are calculated as the daily rate times 365 days
- Associated operating expenses are annualized based on actual expenses in the Q1-18 trial balance detail to arrive at EBITDA

Note: Historical performance is unaudited and subject to change upon results from ongoing internal investigation

AEGEAN MARINE PETROLEUM NETWORK INC.

15

Stabilized Business Plan Overview – Consolidated

FINANCIAL OVERVIEW

($ in mm)	2017	LTM Q1-18	Stabilized
Bunkering			210.2
Storage			11.3
Fleet			29.6
Gross Profit	$290.3	$266.2	$251.2
Direct Operating Expenses			(169.6)
Corporate Operating Expenses			(16.5)
Total Operating Expenses [1]	($237.8)	($236.9)	($186.1)
EBITDA	**$52.5**	**$29.3**	**$65.0**
EBITDA Margin % of GP	*18.1%*	*11.0%*	*25.9%*
Volumes (MT)	16,575		11,250
Gross Spread per MT	$15.8		$18.3
Opex per MT	14.3		16.5

COMMENTARY

- The Company's stabilized sales volumes are approximately 11.3 million MTs
- The Company's stabilized gross spread per ton of $18.3 is the weighted average across the station footprint based on Q1-18 and 2017 realized figures
- Station level operating expenses are derived by annualizing Q1-18 figures and adjusting for non-recurring items and realized / in-process cost reductions
  - Corroborated by internal audit of stations
- Operating expenses reflect substantial cost reductions that have been implemented or are in-process:
  - Exit of Fujairah and Piraeus bunkering operations
  - Closure of 4 sales offices (in-process)
  - Storage cost savings in US
  - Corporate overhead reductions
  - Reconfiguration of Gibraltar and ARA fleets

Note: Historical performance is unaudited and subject to change upon results from ongoing internal investigation
1. Differs from reported operating expense figures, reflects bridge gross profit and EBITDA as reported to be comparable to Stabilized case

AEGEAN MARINE PETROLEUM NETWORK INC. 16

 Borrowing Base as of October 2018  GLOBAL BORROWING BASE1    U.S. BORROWING BASE2    As of 10/31/18As of 10/31/18      (~$4.7 million) available liquidity  17      ~$22 million “equity” in BB (defined as gross working capital amounts less amounts drawn)

Third Party Fleet Appraisals & Other Assets

FLEET OVERVIEW

($ in mm)	#	Avg. Age	Avg. DWT (MT)	Existing Debt	Third Party Appraised Value
Modern bunkering tankers	31	2009	5,480	$108	$145
Other vessels	10	1994	14,536	6	24
Total	**41**			**$115**	**$169**

Source: Latest available appraisals

COMMENTARY

- The Company's modern bunkering vessels are constructed with double hulls built between 2007 and 2012
  - Individual appraised values range between $3-$6 million
- "Other vessels" consist of certain vessels built between 1982 and 2014
  - Individual appraised values range between $0.3-$8 million
- Fleet appraisals were provided by well-known ship brokers and consultants and are as of June and July 2018
- Vessel debt balances are as of July 20, 2018
  - Debt balances exclude an incremental $5 million provided by Mercuria against two vessels. An additional two vessels remain unencumbered
- Implied equity value in fleet ~$54 million
- Other assets are Fujairah and Las Palmas storage facilities
  - ~$89.9mm of debt at the Fujairah entity

AEGEAN MARINE PETROLEUM NETWORK INC. 18

   Appendix

 Mercuria Schedule of Incremental Liquidity  20  Note: Historical financial detail is unaudited and subject to change upon results from ongoing internal investigation; as of 8/3/18

 U.S. Working Capital Facility Interest Rates  21

 Capital Structure  22  Note: All figures as of 7/20/18 unless otherwise notedAs of 10/31/18As of 10/31/18 As of 9/28/18As of 9/24/18  1, 2  ($ in millions)

Cumulative Cash Burn

($ in millions)	12/31/17	1/15/18	1/31/18	2/15/18	2/28/18	3/14/18	3/30/18	4/13/18	4/27/18	5/16/18	6/1/18	6/15/18	6/29/18	7/13/18	8/1/18	8/15/18	8/31/18
Global Gross Borrowing Base	$481.9	$541.9	$540.6	$531.8	$541.5	$493.0	$470.2	$460.2	$465.1	$420.9	$417.1	$428.9	$333.7	$290.6	$287.9	$260.1	$258.2
US Gross Borrowing Base	189.2	245.2	173.8	172.6	193.4	190.6	157.2	155.5	153.5	170.8	172.7	154.8	142.7	116.9	100.1	90.7	112.2
Less: Amounts Drawn (US and Global)	(563.4)	(635.1)	(611.3)	(599.4)	(636.3)	(589.1)	(549.3)	(536.5)	(545.1)	(503.6)	(518.1)	(520.5)	(415.6)	(359.7)	(341.8)	(315.8)	(329.7)
Implied Equity in Borrowing Base	**$107.6**	**$151.9**	**$103.0**	**$105.0**	**$98.6**	**$94.5**	**$78.1**	**$79.2**	**$73.5**	**$88.2**	**$71.6**	**$63.2**	**$60.8**	**$47.8**	**$46.2**	**$34.9**	**$40.7**
Cumulative Asset Sales Proceeds	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	($2.4)	($11.4)	($16.8)	($16.9)	($16.9)	($16.9)
Cumulative Debt Amortization	0.0	0.5	1.1	1.9	8.5	8.7	10.0	15.2	15.4	16.6	17.5	17.7	17.9	24.5	24.9	25.7	26.8
Total Adjustments to Implied Equity	**$0.0**	**$0.5**	**$1.1**	**$1.9**	**$8.5**	**$8.7**	**$10.0**	**$15.2**	**$15.4**	**$16.6**	**$17.5**	**$15.4**	**$6.5**	**$7.7**	**$8.0**	**$8.8**	**$9.9**
Adjusted Implied Equity	$107.6	$152.5	$104.2	$106.9	$107.0	$103.2	$88.1	$94.5	$88.9	$104.8	$89.1	$78.6	$67.3	$55.5	$54.2	$43.8	$50.6
Cash Burn		$44.9	($48.3)	$2.7	$0.1	($3.8)	($15.1)	$6.4	($5.6)	$15.9	($15.7)	($10.5)	($11.3)	($11.8)	($1.3)	($10.4)	$6.8
Cumulative Cash Burn		44.9	(3.5)	(0.7)	(0.6)	(4.4)	(19.5)	(13.1)	(18.7)	(2.8)	(18.6)	(29.0)	(40.3)	(52.1)	(53.5)	(63.9)	(57.0)

AEGEAN MARINE PETROLEUM NETWORK INC.

23

Organizational Chart



AEGEAN MARINE PETROLEUM NETWORK INC
100%
AEGEAN INVESTMENTS S.A
AEGEAN HOLDINGS S.A
AEGEAN MARINE PETROLEUM S.A
AEGEAN BUNKERING SERVICES INC
AMPN USA LLC
AMPNI HOLDINGS CO LIMITED
AMPNI INVESTMENTS CO LIMITED
AEGEAN SHIPHOLDINGS INC
AEGEAN OIL (USA) LLC
AEGEAN BUNKERING (JAMAICA) LIMITED
AEGEAN BUNKERING MOROCCO SARL AU
90%
AEGEAN PETROLEUM URUGUAY S.A (10% AEGEAN TANKFARMS HOLDINGS S.A)
PORTLANDBUNKERS INTERNATIONAL LTD
70%
AEGEAN OIL SERVICES (EGYPT) S.A.E (20% AEGEAN TANKFARMS HOLDINGS S.A 10% VENUS HOLDINGS CO)
AEGEAN BUNKERING (GIBRALTAR) LIMITED
74%
AEGEAN BUNKERING MARINE SERVICES (PTY) LTD (26% - 3rd party)
AEGEAN PETROLEO LTDA (10% Aegean Tankfarms Holding SA)
WEST COAST FUEL TRANSPORT LTD
AEGEAN CARIBBEAN HOLDINGS INC
AEGEAN BUNKERING TRINIDAD LTD
CARIBBEAN RENEWABLE ENERGY SOURCES INC
AEGEAN BUNKERING (HONG KONG) LTD
ICS PETROLEUM LTD
ICS PETROLEUM (MONTREAL) LTD
49%
AEGEAN MARINE PETROLEUM LLC (51% 3RD PARTY)
AEGEAN (FUJAIRAH) BUNKERING SA
AEGEAN BUNKERING (SINGAPORE) PTE LTD
AEGEAN BUNKERING (GHANA) LIMITED
AEGEAN BUNKERING (PANAMA) SA
50%
AEGEAN PETROLEUM INTERNATIONAL INC (50% Aegean Marine Petroleum SA)
AEGEAN TANKFARMS HOLDINGS SA
AEGEAN TANKFARMS HOLDINGS SA
Subsidiaries Vessel Owning & Agency Companies
AEGEAN PETROLEUM BD&M GMBH
AEGEAN MANAGEMENT SERVICES MARITIME CO
85%
AEGEAN NWE N.V (15% AMPNI Investments Co Ltd)
AEGEAN BUNKERING COMBUSTIBLES LAS PALMAS S.L.
AEGEAN BUNKERING (USA) LLC
AEGEAN BUNKERING GERMANY GMBH
AEGEAN BD&M NEVA (50% AMPNI Investment Co Ltd)
OBAST BUNKERING & TRADING GMBH
B/O 1
B/O 2
B/O 3
B/O 4
B/O 1 Branch Greece
B/O 2 Branch Cyprus
B/O 3 Branch Dubai
B/O 4 Branch Fujairah

AEGEAN MARINE PETROLEUM NETWORK INC.
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